September 18, 2006

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Riverbed Technology, Inc.
Filed on Form S-1
Registration No. 333-133437

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between August 31, 2006 and the date hereof 21,577 copies of the Preliminary Prospectus dated August 31, 2006 were distributed as follows: 18,774 to 4 prospective underwriters; 2,660 to 2,660 institutional investors; 0 to 0 prospective dealers; 0 to 0 individuals; 9 to 3 rating agencies and 134 to 7 others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00pm on September 20, 2006 or as soon thereafter as practicable.

Very truly yours,

GOLDMAN, SACHS & CO.

CITIGROUP GLOBAL MARKETS INC.

DEUTSCHE BANK SECURITIES INC.

THOMAS WEISEL PARTNERS LLC

As Representatives of the

Prospective Underwriters

By:	/s/ Goldman, Sachs & Co.
(Goldman, Sachs & Co.)

On behalf of the several Prospective Underwriters